NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST DECEMBER 31, 2003



Report of Votes of Shareholders (Unaudited)

A special meeting of shareholders of Neuberger Berman Advisers Management Trust Partners Portfolio (the Fund) was held on September 23, 2003. Upon completion of the acquisition of Neuberger Berman Inc. by Lehman Brothers Holdings Inc. (the Transaction), the management agreement between the Fund and Neuberger Berman Management Inc. (NB Management), and the sub advisory agreement between NB Management and Neuberger Berman LLC automatically terminated. To provide for continuity of management, the shareholders of the Fund voted on the following matters, which became effective upon completion of the Transaction on October 31, 2003

Proposal 1 To Approve a New Management Agreement between the Fund and NB Management


Votes For 34,904,925.433
Votes Against 1,205,170.494
Abstentions 2,589,809.341



Proposal 2  To Approve a New Sub Advisory Agreement between NB
Management and Neuberger Berman LLC


Votes For 34,819,388.244
Votes Against 1,267,148.251
Abstentions 2,613,368.773



Abstentions were counted as shares that were present and entitled to vote for purposes of determining a quorum and had a negative effect on the proposals.